Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

                        Chrysler Center, 666 Third Avenue
                            New York, New York 10017

Jeffrey P. Schultz                                              212 935 3000
                                                                212 983 3115 fax


Direct dial  212 692 6732
jschultz@mintz.com

                                            October 13, 2005


VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W
Mail Stop 3561
Washington, D.C. 20549


Re:    Key Hospitality Acquisition Corporation
       Registration Statement on Form S-1
       Filed on May 17, 2005
       File No. 333-125009

Ladies and Gentlemen:

      On behalf of Key Hospitality Acquisition Corporation (the "Company"), we are hereby filing with the Securities and Exchange Commission (the "Commission") amendment no. 5 to the Company's Registration Statement on Form S-1 (the "Amendment"), as initially filed with the Commission on May 17, 2005, as amended on June 28, 2005, August 3, 2005, August 23, 2005 and September 23, 2005. We are delivering clean and marked complete courtesy copies of the Amendment to Duc Dang of the Commission.

      Set forth below are the Company's responses to the Commission's comments given by letter (the "Comment Letter") dated October 5, 2005 from John Reynolds, Assistant Director, Office of Emerging Growth Companies. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

General

1. We note your response to comment one of our letter dated September 19, 2005. Please revise the applicable portions of the registration statement to clarify when the distribution ends.

      Response: We have revised the disclosure on page 47 of the Amendment to clarify that the restricted period will have ended upon the closing of the offering. We note that under Regulation M, the exercise of an over-allotment option does not affect the termination of the distribution if the over-allotment is used solely to cover the net syndicate short position resulting from the distribution (as explained in the Frequently Asked Questions About Regulation M" published by the Staff (dated October 7, 1999 and revised April 12, 2002), under "Completion of Participation in a Distribution"). Under Regulation M, the restricted period could end at a later date if the underwriter were to exercise its over-allotment option to purchase securities in excess of its short position. In such event, the restricted period would not end until the excess securities were distributed by the underwriter or placed in its investment account. However, Maxim Group LLC has agreed that it may only exercise its over-allotment option to cover its short position, if any, and therefore the restricted period will end on the closing of this offering. We have stated on the prospectus cover and page 56 of the Amendment that the over-allotment will be used only to cover the net syndicate short position, if any, resulting from the initial distribution.

Securities and Exchange Commission
Page 2 of 3


2. We note your response to comment two of our letter dated September 19, 2005. We reissue the comment. It appears that the warrant purchase arrangement constitutes a bid or inducement during the restricted period in violation of Regulation M of the Securities Exchange Act of 1934.

      Response: We have requested, and received an indication that we will receive, no-action relief from the Division of Market Regulation with respect to the warrant purchase arrangement. Pursuant thereto, we have made certain revisions to the Amendment to reflect the new warrant purchase arrangement, including, the commencement of such obligation on the later of the date separate trading of the warrants commences or the 60th calendar day after the end of the restricted period under Regulation M.

Risk Factors, page 8

      3. In risk factor 16, we note that any expenses would be insignificant compared to the value of existing stockholders' equity stake. Please revise to clarify your use of the term "equity stake." Also, revise to clarify that existing stockholders paid an insignificant or nominal amount for their current holdings in your company.

      Response: We have revised the disclosure to state that "any expenses would be insignificant compared to the value following this offering of the shares of common stock purchased by the existing stockholders' for an aggregate of $25,000, or the nominal amount of $.0167 per share."

Use of Proceeds, page 22

4. Here and in the principal stockholders section, you indicate that Maxim Group LLC will undertake several activities (deferring compensation and making warrant purchases) to demonstrate confidence in your ultimate ability to consummate a business combination. Please revise to explain why Maxim's confidence is relevant since it is not clear if they will participate in the search and consummation efforts of the company.

      Response: We have revised the disclosure on page 22 of the Amendment to state that: "We believe that placing a portion of Maxim Group LLC's underwriting discount into the trust account which will be payable only upon consummation of a business combination demonstrates confidence in our ability to consummate a business combination and further aligns Maxim Group LLC's interests with those of our investors by having a portion of its compensation be at risk in the event that we are unable to consummate a business combination. However, we have not engaged, nor are we under any contractual obligation to engage, Maxim Group LLC to provide any services for us after this offering, including assisting us in searching for and consummating a suitable business combination."

Securities and Exchange Commission
Page 3 of 3


Financial Statements

5. We noted from your disclosure in footnote 1 - Nature of operations and significant accounting policies on F-8 that the company was incorporated on April 25, 2005 and has selected December 31 as it fiscal year end. As the company has existed for a period less than one fiscal year, please provide audited financial statements within 135 days of the filing of the registration statement in accordance with Item 310(a) of Regulation S-B.

      Response: In accordance with this comment, we have provided audited financial statements for the period ended June 30, 2005.

6. Please provide a current consent of the independent accountants in any amendment.

      Response: We have provided a current consent of the independent accountants with the Amendment.

      Please call the undersigned at (212) 692-6732 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following parties:


                                    Kenneth R. Koch, Esq.
                                  Jeffrey P. Schultz, Esq.
                                 Mintz, Levin, Cohn, Ferris,
                                   Glovsky and Popeo, P.C.
                                      666 Third Avenue
                                     New York, NY 10017
                                    Phone: (212) 935-3000
                                     Fax: (212) 983-3115


                                        Very truly yours,

                                        /s/ Jeffrey P. Schultz

                                        Jeffrey P. Schultz



cc:   Securities and Exchange Commission

      Duc Dang, Esq.

      Key Hospitality Acquisition Corporation

      Jeffrey S. Davidson

      Ellenoff Grossman & Schole LLP

      Douglas S. Ellenoff, Esq.
      Lawrence A. Rosenbloom, Esq.

      Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

      Kenneth R. Koch, Esq.